Filed by Advisers Investment Trust pursuant to Rule 425 under the Securities Act of

1933, as amended, and deemed filed under Rule 14a-12(b) under the

Securities and Exchange Act of 1934, as amended.

Subject Company: Advisers Investment Trust (SEC. File No. 811-22538)

Advisers Investment Trust 50 S. LaSalle Street Chicago, Illinois 60603

NOTICE OF MEETING ADJOURNMENT

June 2, 2021

Dear Valued Shareholder,

We sent this letter to you via expedited mail because you are one of the largest shareholders who has not yet cast your important proxy vote for the JOHCM Funds special meeting of shareholders. Today we adjourned that meeting until June 9, 2021 to provide you with additional time to cast your vote. Please help us today by casting your vote today via either the telephone or internet voting options listed on your ballot and described below.

For more information, please refer to the proxy statement, which can be found at vote.proxyonline.com/johcm/docs/2021.pdf If you have any proxy related questions, or would like to cast your proxy vote by phone, please call 1-800-398-1247 for assistance. Representatives are available Monday through Friday 9 a.m. to 10 p.m. Eastern Time.

We very much appreciate your attention to this matter.

Sincerely,

Barbara J. Nelligan

President, Advisers Investment Trust

Four convenient voting methods…

1. Vote by Phone with a Representative: You may cast your vote by telephone with a proxy representative by calling toll-free 1-800-398-1247. Representatives are available Monday through Friday 9 a.m. to 10 p.m. Eastern Time.

2. Vote by touch-tone phone: You may cast your vote by telephone using an automated system by calling the toll-free number found on the enclosed proxy card(s).

3. Vote online: You may cast your vote by visiting the web address located on the enclosed proxy card(s) and following the instructions on the website.

4. Vote by mail: You may cast your vote by signing, dating, and mailing the enclosed proxy card(s) in the postage-prepaid return envelope provided.

Please use one of the voting options listed above so that your vote is received in time for the adjourned special meeting.

NOBO/registered

Advisers Investment Trust 50 S. LaSalle Street Chicago, Illinois 60603

NOTICE OF MEETING ADJOURNMENT

June 2, 2021

Dear Valued Shareholder,

We sent this letter to you via expedited mail because you are one of the largest shareholders who has not yet cast your important proxy vote for the JOHCM Funds special meeting of shareholders. Today we adjourned that meeting until June 9, 2021 to provide you with additional time to cast your vote. Please help us today by casting your vote today via either the telephone or internet voting options listed on your ballot and described below.

For more information, please refer to the proxy statement, which can be found at vote.proxyonline.com/johcm/docs/2021.pdf If you have any proxy related questions, please call 1-800-398-1247 for assistance. Representatives are available Monday through Friday 9 a.m. to 10 p.m. Eastern Time.

We very much appreciate your attention to this matter.

Sincerely,

Barbara J. Nelligan

President, Advisers Investment Trust

Three convenient voting methods…

1. Vote by touch-tone phone: You may cast your vote by telephone using an automated system by calling the toll-free number found on the enclosed proxy card(s).

2. Vote online: You may cast your vote by visiting the web address located on the enclosed proxy card(s) and following the instructions on the website.

3. Vote by mail: You may cast your vote by signing, dating, and mailing the enclosed proxy card(s) in the postage-prepaid return envelope provided.

Please use one of the voting options listed above so that your vote is received in time for the adjourned special meeting.

OBO